ANYTRANSLATION CORP

2620 S. Maryland Parkway #14-857

Las Vegas, NV 89109

November 11, 2013

Mr. Larry Spirgel and Ms. Kathleen Krebs

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE, Washington, DC 20549

Reference: AnyTranslation Corp

Registration Statement on Form S-1/A

Filed on: September 3, 2013

File No. 333-188358

Dear Mr. Hill and Ms. Krebs:

We received your letter dated November 8, 2013, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 6 on Form S-1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on October 30, 2013:

Directors, Executive Officers, Promoter and Control Persons, page 25

1. We note your response to comment 1 from our letter dated October 29, 2013, as well as your disclosure on page 25 identifying Roland Asmar as a promoter and stating, in part, that “We have no plans to receive any further service or assets from Mr. Roland in the future.” In your response letters dated July 9, 2013 and August 30, 2013, you stated that Mr. Asmar is the owner of Traduction Syllatra. You disclose in the registration statement that your sole contract is with Traduction Syllatra, with which you have contracted to provide translation services on your behalf. Please disclose the relationship between your promoter, Mr. Asmar, and Traduction Syllatra throughout the registration statement, including under “Certain Relationships and Related Transactions” on page 27 pursuant to Item 404(c)(i) of Regulation S-K.

We have made the following disclosures throughout our S-1 on page 25 and 27:

“Roland Asmar is our promoter. Mr. Asmar has assisted with our incorporation process and is not currently involved in any of our corporate affairs other as stated below. He did not receive anything of value from us nor do we owe any consideration to Mr. Asmar for the incorporation service.  Additionally, Mr. Asmar is the owner of Traduction Syllatra which we contracted to provide translation services on our behalf.  Other than the above, we have no plans to receive any further service or assets from Mr. Roland in the future.”

As well we have revised to add on page 23:

“The owner of Traduction Syllatra is also our promoter and has assisted with our incorporation process.”

This letter responds to all comments contained in your letter dated November 8, 2013.  We are requesting that your office expedite the review of this amendment as much as possible.

Please direct your further comments or questions you may have directly to us via email at:

Attention: Andrei Catalin Ispas

Email: anytranslation@yahoo.com

Telephone: (702) 997-2269

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Thank you.

Sincerely,

/S/ Andrei Catalin Ispas

Andrei Catalin Ispas, President

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